As filed with the Securities and Exchange Commission on April 4, 2005
                                           Registration Number: 333-


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM S-8
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933


                          GREENWORKS CORPORATION
            ------------------------------------------------
           (Exact name of Registrant as specified in Charter)

         Delaware                                 22-3328734
   ----------------------------------------------------------------------
  (State of Incorporation)              (I.R.S. Employer I.D. Number)

            111 Howard Street, Suite 108, Mt. Arlington, NJ 07856
            -----------------------------------------------------
                  (Address of Principal Executive Offices)

                        2005 STOCK INCENTIVE PLAN
                        --------------------------
                           (Full Title of Plan)

                             JAMES L. GRAINER
                          GreenWorks Corporation
                       111 Howard Street, Suite 108
                         Mt. Arlington, NJ 07856
                             (973) 398-8183
         ---------------------------------------------------------
         (Name, Address and Telephone Number of Agent for Service)

                                 Copy to:
                           ROBERT BRANTL, ESQ.
                            322 Fourth Street
                            Brooklyn, NY 11215
                              (718) 768-6045

                      CALCULATION OF REGISTRATION FEE

                                Proposed      Proposed
Title of                        Maximum       Maximum
Securities     Amount to        Offering      Aggregate    Amount of
to be          be               Price         Offering     Registration
Registered     Registered (1)   per Share (2) Price (2)    Fee
----------------------------------------------------------------------------
Common Stock,  5,000,000 shares   $.075       $ 375,000     $44.14
 $.001 par
 value



(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 5,000,000 shares by $.075 the closing price of shares of the Common Stock on the OTC Bulletin Board on March 31, 2005.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION  STATEMENT

Item 3. Incorporation of Documents by Reference.

     GreenWorks Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GreenWorks' Annual Report on Form 10-KSB for the year ended December 31, 2004;

     (b) the description of GreenWorks' Common Stock contained in its Registration Statement on Form 10-SB (No. 000-28887).

         GreenWorks is also incorporating by reference all documents hereafter filed by GreenWorks pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4. Description of Securities.

     Not Applicable.

Item 5. Interests of Named Experts and Counsel.

     Robert Brantl, Esq., counsel to GreenWorks, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of GreenWorks.

Item 6. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that GreenWorks will indemnify our directors and officers against liabilities arising from their service as directors and officers to the fullest extent permitted by Delaware corporate law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

     Not applicable.

Item 8. Exhibits.

4.1     2005 Stock Incentive Plan

5       Opinion of Robert Brantl, Esq.

23.1    Consent of Rosenberg Rich Baker Berman & Co., C.P.A., P.A.

23.2 Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9. Undertakings.

     GreenWorks hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GreenWorks pursuant to the provisions of the Delaware General Corporation Law or otherwise, GreenWorks has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GreenWorks of expenses incurred or paid by a director, officer or controlling person of GreenWorks in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GreenWorks will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             REOFFER PROSPECTUS


                           GREENWORKS CORPORATION

                      5,000,000 Shares of Common Stock


    The shares are being offered by persons who are officers, directors or otherwise control persons of GreenWorks Corporation. They acquired the shares from GreenWorks, either as the recipients of grants of stock or by exercising stock options issued to them by GreenWorks.

    The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for GreenWorks' common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

    GreenWorks' common stock is listed for trading on the OTC Bulletin Board under the trading symbol "GWRK.OB."

    PURCHASE OF GREENWORKS COMMON STOCK INVOLVES SUBSTANTIAL RISK. PLEASE SEE "RISK FACTORS," WHICH BEGINS ON PAGE 2.

    Neither the Securities and Exchange Commission nor any state securi ties commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                         GreenWorks Corporation
                      111 Howard Street, Suite 108
                        Mt. Arlington, NJ 07856
                              973-398-8183



               The date of this prospectus is April 4, 2005

                            TABLE OF CONTENTS

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . .-2-

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . .-6-

OTHER AVAILABLE INFORMATION. . . . . . . . . . . . . . . . .-6-

INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . .-7-


                               RISK FACTORS

    You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

     I.  RISKS ATTENDANT TO OUR BUSINESS

     ENVIRO-SCIENCES INCURRED SUBSTANTIAL LOSSES DURING THE PAST THREE YEARS, AND MAY CONTINUE TO DO SO.

     During the three years ended December 31, 2004 Enviro-Sciences, Inc. lost over $6.6 million, including over $5.4 million from operations that remain
part of our business today.   In October 2004 new owners and new management
acquired control of the business. If they are unable to implement sufficient changes to make Enviro-Sciences profitable, Enviro-Sciences business will fail.

     WE MAY BE UNABLE TO SATISFY OUR CURRENT DEBTS.

Our debts are far in excess of the book value of our assets. At December 31, 2004 our current liabilities totaled $4,705,501, our liquid assets were negligible, and our current assets totaled $1,192,538. We are engaged in efforts to negotiate compromises and extensions with major creditors, including agreements to issue equity in satisfaction of debts. If those negotiations are unsuccessful, however, our business may fail.

     WE LACK CAPITAL TO FUND OUR OPERATIONS.

During 2004 our operations used $165,051 in cash. In addition, during 2004 we were required to make payments on some of our outstanding debts. Until we received $425,000 in funding from Cornell Capital Partners in October 2004, loans from the shareholders of Enviro-Sciences funded both the cash shortfall from operations and our debt service. We do not expect those individuals to continue to fund our operations or our debt service. Our line of credit agreement with Cornell Capital Partners is the only source of capital that we have at this time. Our ability to use that credit will depend on the liquidity of the market for our common stock. If Cornell Capital Partners is unable to resell the common shares we put to them under the credit agreement, they will be unwilling to honor the Standby Equity Distribution Agreement.
In that event we will have no source of capital for our business.

     WE DO NOT SATISFY THE FINANCIAL COVENANTS IN OUR BANK CREDIT LINE.

We have a bank line of credit. On December 31, 2004 we owed $1,196,972 to the bank. The line of credit agreement provides that we must maintain eight financial conditions - such as minimum income, minimum working capital, and minimum net worth - in order to be eligible for the credit. At present we do not satisfy any of the conditions. If the bank undertook to cancel the credit and collect the debt, it could force our company to file for bankruptcy protection.

     WE MUST COMPETE WITH WELL-KNOWN AND WELL-CAPITALIZED COMPANIES TO OBTAIN NEW CONTRACTS.

    The success of our business depends on our ability to continually obtain new consulting and remediation contracts. There are many qualified companies that are competing with us for those contracts. Some of our competitors are well-known, with a national presence. Some are well-capitalized, and so are able to offer potential customers favorable payment terms. If we are not able to compete effectively with these companies, our business will fail.

     OUR ENVIRONMENTAL CONSULTING AND REMEDIATION SERVICES EXPOSE
US TO RISK OF LIABILITY FOR ANY CONTAMINATION THAT RESULTS FROM A
PROJECT ON WHICH WE WORK.

     Whenever we are involved in an environmental remediation project, we assume a risk of liability to third parties who may suffer personal or property injury if toxic substances are released as a result of the project or some other accident occurs during the project. In addition, we face potential liability whenever we perform assessment or remediation services, if our customer or a third party alleges it was injured because we failed to adequately assess or adequately remove contamination from a property. Claims of this sort, if they exceeded our insurance coverage, could result in serious damage to our business or its failure.

     OUR USE OF PERCENTAGE OF COMPLETION ACCOUNTING COULD RESULT
IN A REDUCTION OR ELIMINATION OF PREVIOUSLY REPORTED PROFITS.

     A substantial portion of our revenues are recognized using the percentage-of-completion method of accounting. This method of accounting results in us recognizing contract revenue and earnings over the term of a contract in the same periodic proportions as we incur costs relating to the contract. Earnings are recognized periodically, based upon our estimate of contract revenues and costs, except that a loss on a contract is recognized in full as soon as we determine that it will occur. Since the future reality may differ from our estimates, there is with each contract a risk that actual earnings may be less than our estimate. In that event, we are required to record an elimination of previously recognized earnings.

     WE WILL BE UNABLE TO SERVICE OUR CUSTOMERS UNLESS WE CAN
CONTINUE TO RETAIN TOP QUALITY SUBCONTRACTORS AND EQUIPMENT
MANUFACTURERS AT FAVORABLE PRICES.

     We rely on third party subcontractors and equipment manufacturers to complete our projects. The quality and timeliness of the services and equipment they provide determines, in part, the quality of our work product and our resulting reputation in the industry. In addition, if the amount we are required to pay for their services and equipment exceeds the amount we have calculated in bidding for a fixed-price contract, we will lose money on the contract. If we are unable to maintain relationships with subcontractors and manufacturers who will fill our requirements at a favorable price, our business will suffer.

     OUR FAILURE TO ATTRACT QUALIFIED ENGINEERS AND MANAGEMENT
PERSONNEL COULD HINDER OUR SUCCESS.

     Our ability to attract and retain qualified engineers and other professional personnel when we need them will be a major factor in determining our future success. There is a very competitive market for individuals with advanced engineering training, and we are not assured of being able to retain the personnel we will need.

     OUR BUSINESS DEVELOPMENT COULD BE HINDERED IF WE LOST THE
SERVICES OF OUR CHIEF EXECUTIVE OFFICER OR OUR CHIEF TECHNOLOGY OFFICER.

     James L. Grainer and Kevin Kreisler are the only directors and only executive officers of GreenWorks. Together they are responsible for strategizing not only our business plan but also the means of financing it. If either Mr. Grainer or Mr. Kreisler were to leave GreenWorks or become unable to fulfill his responsibilities, our business would be imperiled. At the very least, there would be a delay in the development of GreenWorks until a suitable replacement for the officer could be retained.

     GREENWORKS IS NOT LIKELY TO HOLD ANNUAL SHAREHOLDER MEETINGS IN THE NEXT FEW YEARS.

     Delaware corporation law provides that members of the board of directors retain authority to act until they are removed or replaced at a meeting of the shareholders. A shareholder may petition the Delaware Court of Chancery to direct that a shareholders meeting be held. But absent such a legal action, the board has no obligation to call a shareholders meeting. Unless a shareholders meeting is held, the existing directors elect directors to fill any vacancy that occurs on the board of directors. The shareholders, therefore, have no control over the constitution of the board of directors, unless a shareholders meeting is held.

     Since it became a public company, GreenWorks has never held an annual meeting of shareholders. Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved. Of the two current Board members, Kevin Kreisler was appointed by James L. Grainer and Mr. Grainer was appointed to that position by the previous two directors. If other directors are added to the Board in the future, it is likely that Messrs. Grainer and Kreisler will appoint them. As a result, the shareholders of GreenWorks will have no effective means of exercising control over the operations of GreenWorks.

     II.  RISKS ATTENDANT TO OWNERSHIP OF OUR STOCK

WE HAVE COMMITMENTS TO PAY $1,570,000 TO CONSULTANTS TO ISSUE STOCK WITH THAT MARKET VALUE DURING THE NEXT TWELVE MONTHS.

GreenWorks is currently party to ten contracts with consultants that, in aggregate, require us to pay a total of $1,570,000 during the next twelve months or issue common stock with that market value in lieu of cash (at the Company's option). Unless we increase our cash resources, it is likely that we will satisfy most or all of those obligations by issuing stock. At the market price of $.12 on March 18, 2005, satisfaction of those contracts in stock would necessitate that we issue over 13,000,000 shares. The issuance of these shares would dilute the interest of current shareholders, and could lead to a reduction in the market price for our common stock.

THE ISSUANCE OF SHARES UNDER OUR AGREEMENTS WITH CORNELL CAPITAL PARTNERS COULD INCREASE OUR OUTSTANDING SHARES BY OVER 1200%.

GreenWorks is party to a Standby Equity Distribution Agreement pursuant to which GreenWorks may sell stock to Cornell Capital Partners. The Agreement permits GreenWorks to require Cornell Capital Partners to purchase GreenWorks common stock for up to $5,000,000 during the next two years. Based on the market price of $.12 on March 18, 2005, GreenWorks could issue up to 44,000,000 shares to Cornell Capital Partners during the next 24 months if it demanded the full $5,000,000 available to it under the Standby Equity Distribution Agreement. In addition, Cornell Capital Partners owns a convertible debenture that it may convert into GreenWorks common stock. At the market price on March 18, 2005, the debenture could be converted into 5,208,000 shares. Finally, Cornell Capital Partners holds a $250,000 Promissory Note issued by GreenWorks that GreenWorks is likely to satisfy by issuing common stock. At the March 18, 2005 market price, 2,083,000 shares would be needed to satisfy the note. The issuance of shares in those quantities would reduce the interest of current shareholders in GreenWorks by over 90%.

THE RESALE OF SHARES ACQUIRED BY CORNELL CAPITAL PARTNERS FROM GREENWORKS MAY REDUCE THE MARKET PRICE OF GREENWORKS' SHARES.

GreenWorks and Cornell Capital Partners are parties to a Standby Equity Distribution Agreement, a convertible debenture and a promissory note. The Standby Equity Distribution Agreement provides that GreenWorks may sell shares to Cornell Capital Partners for up to $5,000,000. The 5% Secured Convertible Debenture permit Cornell Capital Partners to purchase GreenWorks shares for up to $500,000 at an 80% discount to market. The Promissory Note may be satisfied by GreenWorks issuing common stock at its market price. We expect that Cornell Capital Partners will promptly resell into the public market any shares it acquires under any of these arrangements. The likely result of Cornell Capital Partners selling such large quantities of stock to the public would be a steep reduction in the market price of GreenWorks common stock. Since both the pricing under the Standby Equity Distribution Agreement, the conversion feature of the convertible debenture and the payment terms of the Promissory Note are determined by the market price, a reduction in the market price could result in even larger numbers of shares being issued, if GreenWorks were to take advantage of the full line of credit.

     THE VOLATILITY OF THE MARKET FOR GREENWORKS COMMON STOCK MAY
PREVENT A SHAREHOLDER FROM OBTAINING A FAIR PRICE FOR HIS SHARES.

     The common stock of GreenWorks is quoted on the OTC Bulletin Board. Trading volume is usually relatively small, and prices vary dramatically from time to time. It is impossible to say that the market price on any given day reflects the fair value of GreenWorks , since the price sometimes moves up or down by 50% in a week's time. A shareholder in GreenWorks who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

     GREENWORKS WILL BE QUOTED ON THE OTC BULLETIN BOARD FOR THE
IMMEDIATE FUTURE.

     GreenWorks does not meet the eligibility requirements for listing on the NASDAQ Stock Market. Until we meet those standards and are accepted into the NASDAQ Stock Market, or unless we are successful in securing a listing on the American Stock Exchange or some other exchange, GreenWorks common stock will be quoted only on the OTC Bulletin Board. Such a listing is considered less prestigious than a NASDAQ Stock Market or an exchange listing, and many brokerage firms will not recommend Bulletin Board stocks to their clients. This situation may limit the liquidity of your shares.

     ONLY A SMALL PORTION OF THE INVESTMENT COMMUNITY WILL
PURCHASE "PENNY STOCKS" SUCH AS GREENWORKS COMMON STOCK.

     GreenWorks' common stock is defined by the SEC as a "penny stock" because it trades at a price less than $5.00 per share. Many brokerage firms will discourage their customers from purchasing penny stocks, and even more brokerage firms will not recommend a penny stock to their customers. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not consider a purchase of a penny stock due, among other things, to the negative reputation that attends the penny stock market. As a result of this widespread disdain for penny stocks, there will be a limited market for GreenWorks' common stock as long as it remains a "penny stock." This situation may limit the liquidity of your shares.


                          SELLING SHAREHOLDERS

    The table below contains information regarding the individuals who are using this prospectus to offer common shares.

                            Shares       Number   Shares
                            Owned        of       Owned      Percentage of
Selling                     Before       Shares   After      Class Held
Shareholder     Position    Offering (1) Offered  Offering   After Offering
-----------------------------------------------------------------------------




                       OTHER AVAILABLE INFORMATION

     GreenWorks Corporation is incorporating into this prospectus by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GreenWorks' Annual Report on Form 10-KSB for the year ended December 31, 2004;

     (b) the description of GreenWorks' Common Stock contained in its Registration Statement on Form 10-SB (No. 000-28887).

     GreenWorks is also incorporating by reference all documents hereafter filed by GreenWorks pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

     Upon written request, GreenWorks will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to James L. Grainer, GreenWorks Corporation, 111 Howard Street, Suite 108, Mt. Arlington, NJ 07856.

     GreenWorks files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information,
which may assist you in understanding our company.   In addition, we have
filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.
                                    -6-

                             INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indem nify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemni fication shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that GreenWorks will indemnify our directors and officers against liabilities arising from their service as directors and officers to the fullest extent permitted by Delaware corporate law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, GreenWorks Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Mt. Arlington and the State of New Jersey on the 4th day of April, 2005.

                                  GREENWORKS CORPORATION


                                  By:/s/ James L. Grainer
                                  --------------------------------
                                  James L. Grainer, President


       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on April 4, 2005.


/s/ James L. Grainer
--------------------------
James L. Grainer, Director,
Chief Executive Officer,
Chief Financial Officer,
Chief Accounting Officer

/s/ Kevin Kreisler
--------------------------
Kevin Kreisler, Director